FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

23 November 2015

HSBC HOLDINGS PLC

THIRD INTERIM DIVIDEND FOR 2015

On 5 October 2015, the Directors of HSBC Holdings plc declared the third interim dividend for 2015 of US$0.10 per ordinary share. The dividend is payable on 3 December 2015 to holders of record on 23 October 2015 on the Principal Register in the United Kingdom or the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, and with a scrip dividend alternative.

Dividends payable in cash in Hong Kong dollars or sterling will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 23 November 2015 (US$1=HK$7.749770 and £1=US$1.514814). Accordingly, the cash dividend payable on 3 December 2015 will be:

                                                US$0.10 per share;

                                                approximately HK$0.774977 per share; or

                                                approximately £0.066015 per share.

For holders of American Depositary Shares ('ADSs'), each of which represents five ordinary shares, the cash dividend payable will be US$0.50 per ADS. It will be paid on 3 December 2015. The dividend for participants in the dividend reinvestment plan, operated by the Bank of New York Mellon, will be invested in additional ADSs.

For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                      By:

                                                                                      Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                      Date: 23 November 2015